Exhibit 99.1

QuantaSing Announces Unaudited Financial Results for the Third Quarter of Fiscal Year 2025

Beijing, June 6, 2025 /GLOBE NEWSWIRE/ - QuantaSing Group Limited (NASDAQ: QSG) (“QuantaSing” or the “Company”), a leading lifestyle solution provider, today announced its unaudited financial results for the third quarter of the fiscal year ending June 30, 2025 (the “third quarter of FY 2025”, which refers to the quarter from January 1, 2025 to March 31, 2025).

Business and Financial Highlights for the Third Quarter of FY 2025

●	Revenues for the third quarter of FY 2025 were RMB570.7 million (US$78.6 million), representing a decrease of 21.5% from the second quarter of the fiscal year ending June 30, 2025 (the “second quarter of FY 2025”) and a decrease of 39.6% from the third quarter of the fiscal year ended June 30, 2024 (the “third quarter of FY 2024”).

●	Gross billings of individual online learning services[1] for the third quarter of FY 2025 were RMB515.6 million (US$71.0 million), representing a decrease of 5.6% from the second quarter of FY 2025 and a decrease of 47.5% from the third quarter of FY 2024.

●	Net income for the third quarter of FY 2025 was RMB41.1 million (US$5.7 million), representing a decrease of 67.5% from the second quarter of FY 2025 and an increase of 181.2% from the third quarter of FY 2024.

●	Adjusted net income[2] for the third quarter of FY 2025 was RMB37.8 million (US$5.2 million), representing a decrease of 71.3% from the second quarter of FY 2025 and an increase of 18.5% from the third quarter of FY 2024.

●	Total registered users increased by 19.9% to approximately 145.0 million as of March 31, 2025, from 121.0 million as of March 31, 2024.

●	Paying learners was approximately 0.3 million in the third quarter of FY 2025.

Company Highlight for the Third Quarter of FY 2025

●	Completed acquisition of 61% equity interest in Shenzhen Yiqi Culture Co., Ltd. (“Letsvan”) on March 31, 2025 for a total cash consideration of RMB235.0 million through a multi-step transaction. Results of operations of Letsvan were included in consolidated financials of the Company beginning April 1, 2025. The acquired assets and liabilities of Letsvan are included at fair value in the Company’s consolidated balance sheet as of March 31, 2025.

Mr. Peng Li, Chairman and Chief Executive Officer of QuantaSing, commented, “Our third quarter results reflect our strategic pivot toward product-driven business models that create long-term value. The acquisition of Letsvan marks a significant milestone in our expansion into the pop toys market, a sector with strong growth potential that perfectly aligns with our brand-first philosophy. The early success of our WAKUKU IP, including the recent Fox and Rabbit collection launch, validates our approach of pairing strong product development capabilities with efficient go-to-market strategies. As we integrate Letsvan’s operations, we’re applying our test-and-scale methodology to build a global presence in this resilient market segment. We aim to create businesses where brand strength and product excellence drive sustainable growth, rather than simply pursuing traffic-driven metrics.”

[1]	Gross billings of individual online learning services is a non-GAAP financial measure. For a reconciliation of revenues of individual online learning services to gross billings of individual online learning services, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

[2]	Adjusted net income is a non-GAAP financial measure. For a reconciliation of net income to adjusted net income, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Mr. Dong Xie, Chief Financial Officer of QuantaSing, added, “Our financial performance this quarter underscores our commitment to disciplined capital allocation during this transformation phase. While revenue moderated to RMB570.7 million as we shifted resources away from traffic-driven businesses, we’ve maintained strong cash generation across our businesses. Our ROI-focused assessment methodology has allowed us to exit underperforming areas while preserving resources for high-potential opportunities. With our healthy cash position, we have the flexibility to support both our existing operations and our strategic initiatives in the pop toys space. Though we anticipate some near-term profitability fluctuations as we optimize our business mix, our financial foundation remains robust as we execute this strategic evolution.”

Financial Results for the Third Quarter of FY 2025

Revenues

Revenues were RMB570.7 million (US$78.6 million) in the third quarter of FY 2025, compared to RMB945.6 million in the third quarter of FY 2024. The change reflects the Company’s deliberate shift from traffic-driven growth to high-quality growth.

●	Revenues from individual online learning services decreased by 43.6% year over year to RMB467.2 million (US$64.4 million) in the third quarter of FY 2025, from RMB828.1 million in the third quarter of FY 2024. This decrease was primarily due to a decrease of RMB268.3 million (US$37.0 million) in revenues from skills upgrading courses, a decline of RMB74.1 million (US$10.2 million) in revenues from financial literacy courses and a decline of RMB18.5 million (US$2.5 million) in revenues from recreation and leisure courses.

●	Revenues from enterprise services were RMB48.1 million (US$6.6 million) in the third quarter of FY 2025, compared to RMB65.1 million in the third quarter of FY 2024, representing a year-over-year change of 26.1%. The decline was primarily driven by reduced marketing services to enterprise customers.

●	Revenues from consumer business[3] were RMB48.7 million (US$6.7 million) in the third quarter of FY 2025, compared to RMB49.4 million in the third quarter of FY 2024. The slight change was primarily attributable to the decline in baijiu revenue, partially offset by the modest increase in wellness products revenue.

●	Revenues from others[3] were RMB6.7 million (US$0.9 million) in the third quarter of FY 2025, compared to RMB3.0 million in the third quarter of FY 2024, primarily due to revenue from the Company’s newly initiated business.

Cost of revenues

Cost of revenues was RMB96.6 million (US$13.3 million) in the third quarter of FY 2025, compared to RMB145.8 million in the third quarter of FY 2024, representing a 33.8% decrease. The decrease was primarily due to reduced labor outsourcing costs of RMB22.1 million (US$3.1 million), decreased procurement costs of RMB9.6 million (US$1.3 million) and lower staff costs of RMB5.1 million (US$0.7 million).

Sales and marketing expenses

Sales and marketing expenses were RMB395.2 million (US$54.5 million) in the third quarter of FY 2025, compared to RMB729.6 million in the third quarter of FY 2024, representing a decrease of 45.8%. The decrease was mainly due to a reduction in marketing and promotion expenses of RMB265.1 million (US$36.5 million), labor outsourcing costs of RMB46.4 million (US$6.4 million), and staff costs of RMB7.9 million (US$1.1 million), which included a decrease in share-based compensation expenses of RMB2.1 million (US$0.3 million).

[3]	Effective from the fourth quarter of FY 2024, the Company has introduced “Revenues from Consumer Business” as a separate line item. This revenue was previously included in “Revenues from Others”. The historical revenues presentation has been conformed to the current presentation.

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Research and development expenses

Research and development expenses were RMB20.9 million (US$2.9 million) in the third quarter of FY 2025, compared to RMB38.8 million in the third quarter of FY 2024, representing a decrease of 46.2%. The decrease was primarily due to lower staff costs of RMB16.0 million (US$2.2 million).

General and administrative expenses

General and administrative expenses were RMB25.0 million (US$3.5 million) in the third quarter of FY 2025, compared to RMB36.4 million in the third quarter of FY 2024, representing a decrease of 31.2%. The decrease was primarily due to lower staff costs of RMB8.0 million (US$1.1 million), which included a decrease in share-based compensation expenses of RMB5.5 million (US$0.8 million).

Remeasurement gain of previously held equity interests in connection with step acquisitions

Remeasurement gain of previously held equity interests in connection with step acquisitions were RMB8.1 million (US$1.1 million) in the third quarter of FY 2025, reflecting the fair value adjustment of initial investments in Letsvan before obtaining control. Details of the acquisition can be found in the Recent Developments section of this report.

Others, net

Others, net were RMB15.4 million (US$2.1 million) in the third quarter of FY 2025, compared to RMB7.7 million in the third quarter of FY 2024, primarily driven by the increased fair value gains in one of the Company’s long-term investments.

Net income and adjusted net income

Net income was RMB41.1 million (US$5.7 million) in the third quarter of FY 2025, compared to RMB14.6 million in the third quarter of FY 2024. Adjusted net income was RMB37.8 million (US$5.2 million) in the third quarter of FY 2025, compared to RMB31.9 million in the third quarter of FY 2024.

Earnings per share and adjusted earnings per share4

Basic and diluted net income per share were both RMB0.25 (US$0.03) in the third quarter of FY 2025, compared to basic and diluted net income per share of RMB0.09 in the third quarter of FY 2024. Basic and diluted adjusted net income per share were RMB0.23 (US$0.03), in the third quarter of FY 2025, compared to RMB0.19 in the third quarter of FY 2024.

Balance Sheet

As of March 31, 2025, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1,134.9 million (US$156.4 million), compared with RMB1,026.3 million as of June 30, 2024.

[4]	Basic and diluted adjusted net income per share are non-GAAP financial measures. For a reconciliation of basic and diluted net income per share to basic and diluted adjusted net income per share, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Recent Developments

Investments in Letsvan

On March 24, 2025, the Company announced that it entered into definitive agreements to invest in Shenzhen Yiqi Culture Co., Ltd., a PRC-based company specializing in IP incubation, copyright commercialization, and the promotion and sales of pop toys. The transaction marks the Company’s strategic entry into the pop toys market and broader consumer goods sector. Upon the completion of the investments in March 2025, Letsvan became a controlled subsidiary of the Company.

Letsvan currently operates a number of established IPs, including “WAKUKU”, “ZIYULI”, “FUNII”, “FIILA” and “PIDOL”, with distribution channels spanning both online and offline platforms across China and Southeast Asian markets. Letsvan’s current growth strategy encompasses three key areas: strengthening collaborations with major retail partners to enhance IP influence and expand sales, developing self-operated retail locations including a recently opened pop-up store at Chaoyang Joy City in Beijing, and building comprehensive online brand and sales capabilities.

International expansion initiatives are underway. Letsvan has already established its footprints in certain Southeast Asian markets and has been exploring opportunities in other overseas markets including the United States. With respect to IPs, Letsvan continues to strengthen internal product incubation and operational capabilities, partner with third-party artists, and collaborate with established IPs to diversify its product portfolio.

Recent product launches include the “WAKUKU Fox and Bunny Trick or Treat”, which commenced offline distribution on May 17, 2025, followed by online channel availability on May 20, 2025. The Beijing Chaoyang Joy City pop-up store launch has generated favorable user response and increased product visibility in the market.

2024 Share Repurchase Program

On June 11, 2024, the Company announced that the Board had approved a share repurchase program of up to US$20.0 million of the Company’s Class A ordinary shares in the form of ADSs for a 12-month period beginning on June 11, 2024 and ending on June 10, 2025 (the “2024 Share Repurchase Program”). As of March 31, 2025, a total of 1.7 million ADSs had been repurchased for an aggregate consideration of US$3.6 million under the 2024 Share Repurchase Program.

2025 Share Repurchase Program

On June 6, 2025, the Company announced that the Board had approved a new share repurchase program of up to US$20.0 million of the Company’s Class A ordinary shares in the form of ADSs for a purchase period beginning from June 11, 2025 and ending on June 30, 2026 (the “2025 Share Repurchase Program”). Repurchases under the 2025 Share Repurchase Program may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means. The repurchases will be subject to all applicable rules and regulations, including Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, as well as the Company’s insider trading policy. The number of ADSs repurchased and the timing of repurchases will also depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with the Company’s working capital requirements, general business conditions and other factors. The Board will review the 2025 Share Repurchase Program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. The Company plans to fund the repurchases from its existing cash balance.

Conference Call Information

The Company’s management team will hold an earnings conference call at 07:00 A.M. Eastern Time on Friday, June 6, 2025 (07:00 P.M. Beijing Time on the same day) to discuss the financial results.

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Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	QuantaSing Group Limited

The replay will be accessible through June 13, 2025 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Replay Access Code:	3611954

A live and archived webcast of the conference call will be available at the Company’s investor relations website at https://ir.quantasing.com.

Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Company uses gross billings of individual online learning services, adjusted net income and basic and diluted adjusted net income per share as its non-GAAP financial measures. Gross billings of individual online learning services for a specific period represents revenues of the Company’s individual online learning services net of the changes in deferred revenues in such period, further adjusted by value-added tax in such period. Adjusted net income represents net income excluding share-based compensation expenses and remeasurement gain of previously held equity interests inconnection with step acquisitions. Basic and diluted adjusted net income per share represents adjusted net income attributable to QuantaSing Group Limited divided by weighted average number of ordinary shares outstanding during the periods used in computing adjusted net income per share, basic and diluted. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for revenue, net income, net income per share, basic and diluted or other consolidated statements of operations data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on these non-GAAP financial measures, please see the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.2567 to US$1.00, the exchange rate on March 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding QuantaSing’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new users and learners and to increase the spending and revenues generated from users and learners; its ability to maintain and enhance the recognition and reputation of its brand; its expectations regarding demand for and market acceptance of its services and products; the expected growth, trends and competition in the markets that the Company operates in; changes in its revenues and certain cost or expense items; PRC governmental policies and regulations relating to the Company’s business and industry, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC, including, without limitation, the final prospectus related to the IPO filed with the SEC dated January 24, 2023. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About QuantaSing Group Limited

QuantaSing is a leading lifestyle solution provider that offers engaging, affordable and accessible online and offline services, as well as consumer products in selected areas that address senior users’ wellness aspirations. QuantaSing has expanded into the pop toys sector and continues to strategically diversify its portfolio by capturing opportunities in promising consumer sectors while maintaining financial discipline.

For more information, please visit: https://ir.quantasing.com.

Contact

Investor Relations

Leah Guo

QuantaSing Group Limited

Email: ir@quantasing.com

Tel: +86 (10) 6493-7857

Robin Yang, Partner

ICR, LLC

Email: QuantaSing.IR@icrinc.com

Phone: +1 (212) 537-0429

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	779,931	985,677	135,830
Restricted cash	160	675	93
Short-term investments	246,195	148,532	20,468
Accounts receivable, net	16,676	37,392	5,153
Amounts due from related parties	4,488	489	67
Inventory, net	6,345	28,120	3,875
Prepayments and other current assets	275,549	173,582	23,920
Total current assets	1,329,344	1,374,467	189,406

Non-current assets:
Property and equipment, net	6,569	11,571	1,595
Long-term investments	9,010	44,428	6,122
Intangible assets, net	-	68,973	9,505
Operating lease right-of-use assets	58,889	29,479	4,062
Deferred tax assets	847	914	126
Goodwill	-	187,598	25,852
Other non-current assets	21,360	5,177	713
Total non-current assets	96,675	348,140	47,975
TOTAL ASSETS	1,426,019	1,722,607	237,381

LIABILITIES
Current liabilities:
Short-term Borrowings	-	14,500	1,998
Accounts payables	62,066	55,219	7,609
Accrued expenses and other current liabilities	190,508	186,084	25,643
Income tax payable	20,399	53,565	7,381
Contract liabilities, current portion	385,227	310,189	42,745
Advance from customers	162,257	148,332	20,441
Operating lease liabilities, current portion	49,099	30,837	4,249
Total current liabilities	869,556	798,726	110,066

Non-current liabilities:
Contract liabilities, non-current portion	11,365	33,495	4,616
Operating lease liabilities, non-current portion	16,989	3,123	430
Deferred tax liabilities	11,625	42,269	5,825
Total non-current liabilities	39,979	78,887	10,871
TOTAL LIABILITIES	909,535	877,613	120,937

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$

MEZZANINE EQUITY
Non-controlling interests with liquidation preferences	-	40,999	5,650

SHAREHOLDERS’ EQUITY
Class A ordinary shares	81	81	11
Class B ordinary shares	34	34	5
Treasury stock	(109,257)	(41,898)	(5,774)
Additional paid-in capital	1,192,474	1,069,620	147,398
Accumulated other comprehensive income	17,313	18,491	2,548
Accumulative deficit	(584,161)	(335,573)	(46,243)
TOTAL QUANTASING GROUP LIMITED SHAREHOLDERS’ EQUITY	516,484	710,755	97,945
Non-controlling interests	-	93,240	12,849
TOTAL SHAREHOLDERS’ EQUITY	516,484	803,995	110,794
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	1,426,019	1,722,607	237,381

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for shares and per share data)

	For the Three Months Ended March 31,			For the Nine Months Ended March 31,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	US$	RMB	RMB	US$

Revenues	945,570	570,706	78,645	2,795,248	2,107,757	290,457
Cost of revenues	(145,848)	(96,556)	(13,306)	(409,058)	(353,516)	(48,716)

Gross Profit	799,722	474,150	65,339	2,386,190	1,754,241	241,741

Operating expenses:
Sales and marketing expenses	(729,620)	(395,175)	(54,457)	(2,006,884)	(1,317,206)	(181,516)
Research and development expenses	(38,840)	(20,891)	(2,879)	(123,655)	(77,325)	(10,656)
General and administrative expenses	(36,390)	(25,049)	(3,452)	(114,211)	(86,194)	(11,878)
Total operating expenses	(804,850)	(441,115)	(60,788)	(2,244,750)	(1,480,725)	(204,050)

(Loss)/Income from operations	(5,128)	33,035	4,551	141,440	273,516	37,691

Other income:
Interest income	2,513	880	121	8,369	4,040	557
Remeasurement gain of previously held equity interests in connection with step acquisitions	-	8,109	1,117	-	8,109	1,117
Others, net	7,685	15,400	2,122	22,163	31,418	4,330

Income before income tax	5,070	57,424	7,911	171,972	317,083	43,695
Income tax benefit/(expense)	9,560	(16,280)	(2,243)	16,948	(68,495)	(9,439)

Net income	14,630	41,144	5,668	188,920	248,588	34,256
Net loss attributable to noncontrolling interests	-	1	-	-	1	-
Net income attributable to QuantaSing Group Limited	14,630	41,145	5,668	188,920	248,589	34,256

Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax	423	(289)	(40)	(4,954)	1,178	162
Total other comprehensive income/(loss)	423	(289)	(40)	(4,954)	1,178	162

Total comprehensive income	15,053	40,855	5,628	183,966	249,766	34,418
Total comprehensive loss attributable to noncontrolling interests	-	1	-	-	1	-
Comprehensive income attributable to QuantaSing Group Limited	15,053	40,856	5,628	183,966	249,767	34,418

Net income per ordinary share
- Basic	0.09	0.25	0.03	1.14	1.55	0.21
- Diluted	0.09	0.25	0.03	1.10	1.52	0.21
Weighted average number of ordinary shares used in computing net income per share
- Basic	164,753,256	162,791,862	162,791,862	166,399,349	160,479,027	160,479,027
- Diluted	170,890,581	165,216,173	165,216,173	171,089,530	163,949,787	163,949,787
Share-based compensation expenses included in
Cost of revenues	(2,878)	(1,431)	(197)	(9,945)	(5,214)	(719)
Sales and marketing expenses	(2,779)	(642)	(88)	8,678	(1,540)	(212)
Research and development expenses	(3,599)	(167)	(23)	(10,611)	(2,474)	(341)
General and administrative expenses	(8,039)	(2,571)	(354)	(28,961)	(8,073)	(1,112)

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QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a reconciliation of revenues to gross billings for the periods indicated:

	For the Three Months Ended March 31,			For the Nine Months Ended March 31,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	US$	RMB	RMB	US$

Revenues of individual online learning services:	828,127	467,247	64,388	2,457,588	1,777,552	244,953
Add: value-added tax	52,986	27,919	3,847	147,665	101,969	14,052
Add: ending deferred revenues(1)	744,320	461,026	63,531	744,320	461,026	63,531
Less: beginning deferred revenues(1)	(643,929)	(440,632)	(60,721)	(661,360)	(565,030)	(77,863)

Gross billings of individual online learning services	981,504	515,560	71,045	2,688,213	1,775,517	244,673

(1)	Deferred revenues include contract liabilities, advance from customers, and refund liability of individual online learning services included in “accrued expenses and other current liabilities”.

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QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS - continued

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a reconciliation of net income to adjusted net income and basic and diluted net income per share to basic and diluted adjusted net income per share for the periods indicated:

	For the Three Months Ended March 31,			For Nine Months Ended March 31,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	US$	RMB	RMB	US$

Net income	14,630	41,144	5,668	188,920	248,588	34,256
Add: Share-based compensation expenses	17,295	4,811	662	40,839	17,301	2,384
Less: Remeasurement gain of previously held equity interests in connection with step acquisitions	-	(8,109)	(1,117)	-	(8,109)	(1,117)

Adjusted net income	31,925	37,846	5,213	229,759	257,780	35,523
Attributable to noncontrolling interests	-	1	-	-	1	-
Adjusted net income attributable to QuantaSing Group Limited	31,925	37,847	5,213	229,759	257,781	35,523

Weighted average number of ordinary shares used in computing net income per share
- Basic	164,753,256	162,791,862	162,791,862	166,399,349	160,479,027	160,479,027
- Diluted	170,890,581	165,216,173	165,216,173	171,089,530	163,949,787	163,949,787
Weighted average number of ordinary shares used in computing adjusted net income per share
- Basic	164,753,256	162,791,862	162,791,862	166,399,349	160,479,027	160,479,027
- Diluted	170,890,581	165,216,173	165,216,173	171,089,530	163,949,787	163,949,787

Net income per ordinary share
- Basic	0.09	0.25	0.03	1.14	1.55	0.21
- Diluted	0.09	0.25	0.03	1.10	1.52	0.21
Non-GAAP adjustments to net income per ordinary share
- Basic	0.10	(0.02)	0.00	0.24	0.06	0.01
- Diluted	0.10	(0.02)	0.00	0.24	0.05	0.01
Adjusted net income per ordinary share
- Basic	0.19	0.23	0.03	1.38	1.61	0.22
- Diluted	0.19	0.23	0.03	1.34	1.57	0.22

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